Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 15, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	China Discovery Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed April 13, 2007 File No. 333-140516

Dear Mr. Reynolds:

On behalf of China Discovery Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 8, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Ronald E. Alper.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 3 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

l.
We note your response to comment one of our letter dated March 14, 2007. Please explain whether a limited life exempted company is an entity created under Cayman Islands law and indicate what "exempted" refers to.

We have revised the disclosure in the Registration Statement to indicate that exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands. As an exempted company, the Company is able to avoid direct taxation from the Cayman Islands government for a period of 20 years if such direct taxation were ever introduced in the Cayman Islands.

Securities and Exchange Commission
May 15, 2007

2.	Please include in the disclosure your response to comment two from our previous letter regarding the proposed size of your offering.

We have revised the disclosure in the Registration Statement as requested.

3.	Please include the disclosure required by Item 505 of Regulation S-K or advise us why no revision is necessary.

We respectfully refer the Staff to the section titled “Underwriting - Pricing of Securities” on page 75 of the Registration Statement which describes the factors considered in determining the offering price of the Company’s units. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

4.
In your response to comment eight from our previous letter, you indicate your belief "that the only individual with a real potential for a conflict of interest is Wing Yip." Please explain the basis for this belief, including why you do not believe that your other officers and directors may have potential conflicts. In addition, please ensure that your management biographies currently disclose all entities with which your officers and directors are affiliated.

The basis for the above-referenced belief is that none of the Company’s other officers or directors is affiliated with entities that are actively searching for businesses to acquire or entities to invest in. We have revised the disclosure in the Registration Statement to reflect the foregoing. The Company’s management biographies currently disclose all entities with which they are affiliated. Accordingly, we have not revised the disclosure in the Registration Statement in response to this portion of the comment.

5.	We were unable to locate the disclosure required by Item 103 of Regulation S-K. Please advise us of its location.

Item 103 of Regulation S-K requires disclosure of any pending legal proceedings to which a company is a party or of which any of its property is the subject. There are no pending legal proceedings to which the Company is a party or of which its property is the subject. Accordingly, no disclosure is required to be included in the Registration Statement. Notwithstanding the foregoing, we have revised the disclosure in the Registration Statement to include a statement indicating the foregoing.

Securities and Exchange Commission
May 15, 2007

6.
We note that the conversion rights have changed and are now available for up to 29.99% of the ordinary shares in the IPO. Provide clear disclosure throughout that this will make it easier for a business combination to be approved.

We have revised the disclosure in the Registration Statement as requested.

7.
In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

The 80% fair market valuation test is totally independent of the conversion threshold. The 80% test was originally designed to ensure that the blank check company would not seek to acquire a disproportionately small target in terms of comparative value. Based on this, the Company has maintained the obligation that the target business in its initial business combination must have a fair market value of at least 80% of its net assets despite its use of a conversion threshold higher than many other blank check companies. As the Company is not required to structure a business combination that provides for it to use its cash to consummate such a transaction and, instead, can use solely its equity, the higher conversion threshold may not have any impact on the logistics of a transaction. Furthermore, if the Company does structure a business combination that provides for it to use its cash to consummate the business combination, the risk of the Company not having sufficient capital resources to complete the transaction is already disclosed in the risk factor captioned “The ability of our shareholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.” Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

8.
We note your response to comment six from our previous letter. Please reconcile the liquidation after the 21 day period discussed on page eight with the distribution to public shareholders within 10 business days from the date of winding up and dissolution discussed on page nine.

We have revised the above-referenced disclosure on page 9 of the Registration Statement to make it consistent with disclosure throughout the prospectus that the distribution will occur shortly following expiration of the 21 day period.

9.
In an appropriate section, please provide a thorough discussion of the Chinese regulatory requirements regarding foreign ownership, and acquisition, of Chinese companies. In addition, please discuss the timing of obtaining governmental approvals and how it may impact your plans. Please note that this disclosure should be in addition to the disclosure currently contained in your risk factors.

We have revised the disclosure in the Registration Statement as requested.

Securities and Exchange Commission
May 15, 2007

Cover Page of Prospectus

10.	Please include on the cover page the amount of securities being offered by selling security holders as required by Item 501 of Regulation S-K.

We have revised the disclosure to remove all resale provisions originally contained in the Registration Statement. Accordingly, we believe this comment is no longer applicable.

Prospectus Summary, page 1

11.
We note your disclosure in regards to the company acquiring control through contractual arrangements. In the risk factors section, please include any related risks involving this type of structure. You may want to expand your explanation of this structure, including its risks, in the business section.

We refer the Staff to the risk factor titled “If we acquire a target business through contractual arrangements with one or more operating businesses in China, such contracts may not be as effective in providing operational control as direct ownership of such businesses and may be difficult to enforce.” on page 29 of the Registration Statement. Accordingly, we believe no revision is necessary to the risk factors. We have expanded the “Proposed Business” section to discuss the contractual arrangements as requested.

The Offering, page 3

12.
On page six you disclose that you will not pay any fee or other cash payment to your insiders in connection with your activities leading up to, and including, your business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation - such as stock, options, etc.

We have revised the disclosure on page 6 of the Registration Statement to clarify that no compensation of any kind (including equity board compensation) will be paid or issued to the Company’s existing shareholders, officers, directors, advisors or their affiliates prior to, or for any services they render in order to effectuate, the consummation of a business combination.

13.
Please revise your disclosure on page nine to clarify with whom Messrs. Hom, Hsu, Yip, Shen and Yin have agreed to be personally liable for certain of your debts. In responding to the foregoing, please revise your page 13 risk factor disclosure as well.

We have revised the disclosure in the Registration Statement as requested to indicate that the agreements are with the Company.

Securities and Exchange Commission
May 15, 2007

14.
Please explain the purpose of permitting private sales of your insider's escrowed shares. In addition, please advise us of the federal securities law exemption you will rely on in light of our Rule 144 position.

With respect to the first part of the Staff’s comment, the original SPAC structure was designed so that the insiders did not profit from their initial shares until after a sufficient amount of time had passed from the consummation of the business combination so that the public investors could exit before management profited (in the Company’s case, one year after it consummates a business combination). We believe allowing transfers of the initial shares prior to this time period enables the insiders to attract individuals that may bring value to the Company’s management prior to a business combination. At the same time, limiting the transfer price to prices no greater than the price at which such shares were originally purchased ensures that the insiders will not profit from such transfers.

With respect to the second part of the Staff’s comment, the sellers may rely on any available exemption under the Securities Act of 1933, as amended, for the transfer of their initial shares. For instance, the sellers may rely upon the exemption from registration pursuant to the so-called Section 4(1-1/2) exemption, as the transfers would be made by persons or entities other than the company, underwriter or dealer and not involving any public offering.

We do not believe the foregoing information is material to an investor and therefore have not revised the Registration Statement in response to this comment.

Risk Factors, page 12

15.
Several of your risk factors, including your risk factor headings, state vague conclusions which do not provide sufficient information to investors. As one example, we note your discussion that your management may have a conflict in determining whether to enter into a particular business combination because their shares would not be entitled to participate in a liquidating distribution. However, you do not fully address the impact that this has on the investor; instead you note that it creates a conflict. Nor do you address the fact that, because they paid a lower dollar amount for their shares, a deal that may be a net loss to the public shareholders could still result in a positive return for your insiders. Please revise this risk factor, as well as others to provide more definitive discussions of the risks.

We have revised the disclosure in the risk factors as requested.

16.
We do not believe that the company has responded entirely to comment 16 from our previous letter and we reissue in part our prior comment. Please revise your risk factors and related disclosures, to indicate which entities management owes a preexisting duty to, describe the manner and priority for handling these conflicts, and disclose whether the company has a written conflict of interest plan which it will follow.

We have revised the disclosure in the Registration Statement as requested.

17.
In your risk factor on page 19, under the subheading "We will proceed with a business combination only if ...," you state that the 30% conversion threshold was put in place "in order to reduce the likelihood that a small group of investors holding a large block of our stock will be able to stop us from completing a business combination that is otherwise approved by a large majority of our public stockholders." Please clarify why you refer to a large majority in your discussion when the operative shareholder vote would only require a mere majority of the votes cast. Also, please revise to clarify that this revised threshold makes the approval of a business combination more likely even over a strong, genuine, shareholder dissent. Alternatively, please advise why no revision is necessary.

With respect to the first part of Staff’s comment, while the Staff is correct in that a proposed business combination need only be approved by a majority of the ordinary shares voted by public shareholders, the above-referenced disclosure relates to a hypothetical transaction in which a large majority of public shareholders did in fact approve the transaction. For instance, using the old threshold, it was possible that public shareholders holding 80% of the Company’s ordinary shares issued in its initial public offering could vote in favor of a business combination and that transaction could still not go forward (as a result of 20% voting against the transaction and seeking conversion rights). Accordingly, we have clarified the disclosure in the above-referenced risk factor to indicate that the increased conversion threshold would reduce the likelihood that a small group of investors holding a block of the Company’s ordinary shares would be able to stop it from completing a business combination that may otherwise be approved by a large majority of the Company’s shareholders.

We have revised the disclosure in the Registration Statement in response to the second part of the Staff’s comment as requested.

Securities and Exchange Commission
May 15, 2007

18.
Please revise your risk factor on page 23, under the subheading "Because we are incorporated under the laws of the Cayman Islands…”, to indicate whether your trust fund will be located outside the United States, as well as whether the agreement covering the trust fund will be governed by the laws of a non-US jurisdiction.

We have revised the disclosure in the Registration Statement as requested.

19.
Your page 25 risk factor indicates that the Chinese government reserves a right to unwind a transaction in certain circumstances. Please revise to provide more disclosure about this potentiality, including whether the company would attempt to return funds to its shareholders etc.

We have revised the disclosure in the Registration Statement as requested.

Dilution, page 35

20.
We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

We have revised the disclosure in the Registration Statement as requested.

Securities and Exchange Commission
May 15, 2007

Proposed Business, page 39

We have not identified a target business or target industry, page 40

21.
We note the statement on page 40 that, "None of our officers, directors, promoters and other affiliates has engaged in discussion on our behalf ...." Please disclose whether this also includes the special advisors.

We have revised the disclosure in the Registration Statement to indicate that such disclosure includes the Company’s special advisors.

Sources of Target Businesses, page 41

22.
Your disclosure on page 41 indicates that you will rely, to a certain extent, on unaffiliated third parties to bring combination opportunities to your attention. Please revise to discuss whether you anticipate having to pay a finders' fee in connection with this and, if so, please provide an expected range of payments that you may make.

We currently make the following statement in the above-referenced section:

“While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on a formal basis, we may engage these firms or other individuals in the future, in which event we may a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction.”

Because the Company has not taken any steps to locate potential target businesses, there is no way to provide an expected range of payments that the Company may make. Accordingly, we have not revised the disclosure in response to this comment.

23.
We note the disclosure on page 41 that, "We also do not anticipate acquiring an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm ... that is affiliated with our management." Please specifically disclose whether this includes investment banking firms that are affiliated with directors and special advisors.

We have revised the disclosure in the Registration Statement to confirm that the above-referenced disclosure includes investment banking firms that are affiliated with the Company’s directors and special advisors.

Securities and Exchange Commission
May 15, 2007

Fair market value of target business, page 42

24.	Please clarify how the 80% fair market value test will be determined in the event that you acquire less than 100% of your target and acquire contractual control only.

We have revised the disclosure in the Registration Statement as requested.

Conversion Rights, page 44

25.
We note your response to comment 26 from our previous letter and additional disclosure that you may require shareholders to tender their shares as part of the conversion process. Please revise to provide additional discussion. In this regard, we are particularly concerned about the timing, cost, and procedures that investors will have to follow to perfect their rights. Please refer to our prior comment 26 for additional information.

We have revised the disclosure in the Registration Statement as requested.

Management, page 51

26.
Please provide more details on the business experience of your management. For example, as a general matter, the disclosure should provide the following for each principal occupation or employment held by management within the last five years, or any longer time period that you voluntarily cover: the name and specific duties of each position; the entity with which the position was held; the business activities of the entity; and the beginning and ending dates of each position by month and year.

We have revised the disclosure in the Registration Statement as requested.

27.
We note your disclosure on page 52 regarding the special advisors to the company. Please revise to clarify the role that these advisors will play at your company as well as what duties, if any, they will owe the company and its shareholders. Also revise to clarify how the restrictive terms of your offering — such as those requiring initial shareholder to vote a certain way - will apply to these special advisors. In addition, please disclose the principal terms of all related agreements between the company or its affiliate(s) and any special advisor or his affiliate(s), and file such agreements as exhibits.

We have revised the disclosure in the Registration Statement as requested. Please note that all exhibits between the special advisors and the Company have been previously filed. Furthermore, to the extent that a special advisor is an initial stockholder of the Company, all of the restrictive covenants referenced in this comment are applicable to such special advisor.

Securities and Exchange Commission
May 15, 2007

28.	Please revise to clarify the role that YUD Group will play at your company. In addition, please revise to clarify whether you would invest alongside YUD Group in an entity.

In response to the first part of the Staff’s comment, YUD Group will play the same role as any of the Company’s other special advisors. In response to comment 27 above, we revised the disclosure in the Registration Statement to indicate what role special advisors will have with the Company. Accordingly, we do not believe any further revision to the disclosure in the Registration Statement in response to this part of the Staff’s comment is necessary.

In response to the second part of the Staff’s comment, we have revised the disclosure to indicate that the Company will not invest alongside YUD Group in an entity.

Conflicts of Interest, page 53

29.	In discussing the conflicts of interest on page 54, please clarify whether your advisors would be included in "management" as that term is used in this section.

In response to this comment, we have revised the disclosure in the Registration Statement to replace the term “management” with the phrase “officers and directors.”

30.
Please provide the reason for deleting the following statement on page 54: "The ability of the purchasers of the insider units and insider warrants to exercise the warrants included within the insider units and such insider warrants on a cashless basis may cause our management to have a conflict of interest in determining when to call the warrants for redemption as they would potentially be able to avoid any negative price pressure on the price of the warrants and ordinary shares due to the redemption through a cashless exercise."

In reviewing the above-referenced disclosure, we determined that no conflict of interest existed. As a result, we determined to remove such statement.

Description of Securities, page 60

31.
On page 62 you advise investors to "review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement ... for a complete description of the terms and conditions applicable to the warrants." As the exhibits are not provided to the shareholders, please revise to clarify that you have described all of the material provisions of the warrants as well as your units and common stock.

We have revised the disclosure in the Registration Statement as requested.

Securities and Exchange Commission
May 15, 2007

Taxation, page 65

32.	We note your response to comment 33 from our previous letter. Please include a tax opinion in your registration statement as required by Item 601(b)(8) of Regulation S-K.

Item 601(b)(8) of Regulation S-K states that a tax opinion is only required in a Form S-1 where actual representations as to tax consequences are set forth. The tax section included in the Registration Statement only provides general disclosure related to the possible tax treatment which is all dependent on what type of business combination the Company enters into. Actual tax treatment will not be known until a business combination is entered into. Accordingly, we respectfully do not believe any tax opinions are necessary at this time.

Underwriting, page 74

33.
Please disclose the dollar value associated with the underwriters' purchase option. In addition, please advise us why this has been excluded from your tabular presentation on page 76. See Item 508(e) of Regulation S-K.

We have revised the disclosure in the Registration Statement under the section titled “Underwriting - Purchase Option” to indicate the dollar value associated with the underwriters’ purchase option. We have further revised the narrative discussion following the tabular presentation on page 76 to reflect the purchase option. As the option does not effect the amount of proceeds the Company will receive from the offering, we believe it is more proper to discuss it following the tabular presentation rather than include it in the table.

Part II

Item 15. Recent Sales of Unregistered Securities

34.	Please clarify the securities law exemption relied upon by Mr. Hom to transfer his securities in March 2007. See Item 701 of Regulation S-K.

We have revised the disclosure in Part II, Item 15 to indicate that Ms. Hom relied upon exemptions from registration pursuant to the so-called Section 4(1-1/2) exemption as all of the transfers were made by someone other than the Company, underwriter or dealer and not involving any public offering.

Exhibits

35.
Please advise us when the company will file a legality opinion, as well as the law firm that will write such opinion. We note that Exhibit 5.2 contains a Graubard Miller opinion which opines that the Purchase Option and Warrants are legal, valid and binding obligations of the company, but does not address the Units, or Common Stock. With respect to the foregoing, please file an opinion covering the company's Units and Common Stock — and ensure that you reference the law of the appropriate jurisdiction. Secondly, please clarify Exhibit 5.2 to specify the state law covered by the opinion.

The Company filed a legality opinion as Exhibit 5.1 with the initial filing of the Registration Statement. Such opinion covered Cayman Islands law. Such opinion covers the Units and Ordinary Shares of the Company. We have revised Exhibit 5.2 to clarify that it covers New York law as that is the state law that governs the warrants and unit purchase option.

Securities and Exchange Commission
May 15, 2007

Exhibit 1.1

36.	Please revise your Form S-1 disclosure to address clause 3.28 "Tail Fees for Private Placements."

We have revised the disclosure in the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant